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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69255

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoinZoom Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4640 S Holladay Vlg Plz # 206
(No. and Street)

Salt Lake City	UT	84117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles A. Christofilis	(925) 787-8593	Chuck@CoinZoom.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

Jan. 11, 2024	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Christofilis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoinZoom Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
General Counsel, CCO & Financial Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 26th (*Date*) day of March (*Month*), 2024 (*Year*), by
(1) Charles A. Christofilis
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANTONIO BARSHINI
Notary Public - California
Santa Clara County
Commission # 2436966
My Comm. Expires Feb 2, 2027

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation **Document Date:** 03/26/24

Number of Pages: 1 **Signer(s) Other Than Named Above:** N/A

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

COINZOOM SECURITIES, LLC

FORM X-17A-5 WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2023

CoinZoom Securities, LLC
Index to the Financial Statements
Year Ended December 31, 2023

Table of Contents

CoinZoom Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Current assets:		
Cash	$	10,796
Prepaid expenses		2,570
Total current assets		13,366
Total assets	$	13,366
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	4,411
Due to related party		-
Total current liabilities		4,411
Member's Equity		
Total member's equity		8,955
Total member's equity		8,955
Total Liabilities and Member's Equity	$	13,366

See Accompanying Notes to the Financial Statements

CoinZoom Securities, LLC
Statement of Operations Year Ended December 31, 2023

		For the year ended December 31, 2023
Interest income	$	-
Operating expenses		
Sales and marketing		1,345
Communication and technology		6,218
Occupancy and equipment		9,501
Professional services		16,500
Other operating expenses		5,385
Total Operating Expenses		38,949
Net Loss	$	(38,949)

See Accompanying Notes to the Financial Statements

CoinZoom Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

	Member's Capital	Accumulated (Deficit)	Total Member's Equity
Balance, December 31, 2022	$ 3,665,288	$ (3,647,157)	$ 18,131
Contributions	41,265	-	41,265
Distributions	(11,492)	-	(11,492)
Net loss	-	(38,949)	(38,949)
Balance, December 31, 2023	$ 3,695,061	$ (3,686,106)	$ 8,955

See Accompanying Notes to the Financial Statements

CoinZoom Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of net capital		
Member's equity	$	8,955
Deductions and/or charges:		
Prepaid expenses and other assets		2,570
Net capital	$	6,385
Computation of aggregate indebtedness		
Accounts Payable and Other Liabilities	$	4,411
Aggregate indebtedness	$	4,411
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtness)		294
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	1,385
Ratio: Aggregate indebtedness to net capital		0.69

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CoinZoom Securities, LLC (the "Company") became a registered securities broker-dealer on February 14, 2014, with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC").

The Company is currently limited by its FINRA Membership Agreement to engage in the following types of business (1) private placement of securities on a best-efforts basis only, and (2) merger, acquisitions and corporate advisory. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

The Company maintains cash balances at financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts have not exceeded these limits.

Accounts Receivable

Accounts receivables are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is recognized according to a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company provides services of certain private, exempt securities. Revenue for arrangements is generally recognized at the point in time that performance under the arrangement is completed. However, for certain contracts, revenue is recognized over time for arrangements in which performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contact. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The recognition and measurement of revenue is based on the assessment of each engagement and significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a Federal or state income tax return and is consolidated with the Member's tax returns. In addition, the liability of the Member of the Company is limited to the Member's equity.

2. RELATED PARTY TRANSACTIONS

The Company (previously named Seed Equity Ventures) is owned 100% by its holding company, Seed Equity Holdings, LLC (the "Holding Company").

The Company shares its office space as well as various administrative services with another wholly owned subsidiary of the Holding Company, CoinZoom, Inc. ("CZI"). In May 2017, the Company entered into an expense sharing agreement whereby all expenses associated with the operations of the Company paid by CZI were charged to the Company. Under the agreement, certain expenses of CZI, such as rent, and office expenses are allocated to the Company and included in their respective accounts in the accompanying statement of operations.

In accordance with the expense sharing agreement, the Company reimbursed CZI for its allocated share of non-payroll related overhead expenses of $0 for the period January to December 2023. Additionally, during the year, CZI paid $15,766 for expenses on behalf of the Company. Also, during 2023, CZI contributed non-cash capital contributions of $15,766 to cover the Company's operating expenses through the forgiveness of amounts reimbursable to the CZI. The non-cash capital contributions have been made by CZI based on the Company's financial condition pursuant to signed Agreements for Capital effective September 30, 2023, and December 31, 2023.

During the year, the Company made cash distributions of $11,492 to the Holding Company.

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital. On December 31, 2023, the Company had net capital of $6,385, which exceeded requirements by $1,385. The ratio of aggregate indebtedness to net capital was 1 to 0.69.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

4. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2023, the date the financial statements were issued. The Company has no transactions to record.

CoinZoom Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities		
Net Loss	$	(38,949)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in prepaid expenses		1,908
Increase (decrease) in accounts payable and other liabilities		2,332
Increase (decrease) in due to related party		-
Net cash provided by operating activities		(34,709)
Cash flows from investing activities		
Net cash used by investing activities		-
Cash flows from financing activities		
Member's contributions		41,265
Member's distributions		(11,492)
Net cash used by financing activities		29,773
Net increase (decrease) in cash		(4,936)
Cash - beginning		15,732
Cash - ending	$	10,796
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$	-
Income Taxes	$	-
Non-cash investing and financing activities:		
Members contributions through debt forgiveness	$	15,766

See Accompanying Notes to the Financial Statements

Schedule II
Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to provision of Rule 15c3-3(k)(2)(i) exemption provision.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

CoinZoom Securities, LLC Exemption Report

CoinZoom Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.173-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under l 7 C.F.R. § 240.15c3-3 under exemption (k)(2)(i) of the rule.

(2) The Company had no obligations under 17 C.F.R.§ 240.l 5c3-3 under exemption (k)(2)(i) of the rule, throughout the most recent fiscal year without exception.

CoinZoom Securities, LLC

I, Todd B. Crosland, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Todd Crosland

Todd Crosland (Mar 29, 2024 17:05 MDT)

By: Todd B. Crosland, CEO

Mar 29, 2024

Dated: